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SEC FILE NUMBER
8-67174

SEC Mail Processing
APR 16 2024
Washington, DC

FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Davis Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

31 West 34th Street, 8th Floor, Suite 8067
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Maria Tingoli	212-796-8443	mtingoli@davissecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Steet, Suite 303		IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Davis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Davis Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Judyann Barr
Notary Public
New Jersey
My Commission Expires 01/29/2027
No. 2354988

Signature: [signature]

Title: CEO Managing Member

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVIS SECURITIES LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

CONFIDENTIAL
TREATMENT
REQUESTED

DAVIS SECURITIES LLC

CONTENTS

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of Davis Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Davis Securities, LLC as of December 31, 2023, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Davis Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Davis Securities, LLC's management. Our responsibility is to express an opinion on Davis Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Davis Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Davis Securities, LLC's financial statements. The supplemental information is the responsibility of Davis Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Davis Securities, LLC's auditor since 2020.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
April 15, 2024

DAVIS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash	$ 1,412
Due from broker	50,491
Due from related parties	6,303
Other assets	11,038
TOTAL ASSETS	$ 69,244

LIABILITIES	
Due to broker	$ 10,646
Accrued expenses and other liabilities	16,657
Due to related parties	226
TOTAL LIABILITIES	$ 27,529
MEMBER'S EQUITY	41,715
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 69,244

The accompanying notes are an integral part of this statement.

DAVIS SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE		
Equity and commission income		$ 64,642
Interest income		10,156
Annuity sale commissions & Life Insurance commissions		3,726
529 Plan and 12b-1 commissions		1,217
Mutual fund direct commission		120
TOTAL REVENUE		79,861
EXPENSES		
Salaries and employee benefits	$ 90,097	
Clearing and execution charges	64,756	
Professional fees	15,572	
Registration and regulatory fees	8,263	
Rent	6,568	
Insurance	5,519	
Email hosting and archiving	2,854	
Computer services and supplies	2,369	
Storage fee	2,070	
Interest expense	798	
Other expenses	347	
TOTAL EXPENSES		199,212
NET LOSS		$ (119,351)

The accompanying notes are an integral part of this statement.

DAVIS SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023

Member's equity - December 31, 2022	$	27,616
Member's contributions		133,450
Net loss		(119,351)
Member's equity - December 31, 2023	$	41,715

The accompanying notes are an integral part of this statement.

DAVIS SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (119,351)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Due from broker	$ 14,551	
Other assets	(9,235)	
Due from related parties	226	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	972	
Due to related parties	(20,391)	
Due to broker		
TOTAL ADJUSTMENTS		(13,877)
NET CASH USED IN OPERATING ACTIVITIES		(133,228)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's contributions		133,450
NET CHANGE IN CASH		222
CASH AT BEGINNING OF YEAR		1,190
CASH AT END OF YEAR		$ 1,412

CASH PAID DURING THE YEAR FOR:	
Interest	$ 798

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Davis Securities LLC (the "Company") was organized in the State of Delaware April 8, 2005, and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company will continue indefinitely, unless terminated sooner by Management. The Company acts as an introducing broker and is exempt from SEC rule 15c3-3 under Section k(2)(ii) and as a Non-Covered Firm.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corp. ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

All revenues are recorded in accordance with ASC 606. Commission income is earned acting as an agent, generated from the Company's clients' purchases and sales of securities, either on exchanges or over the counter, and through the purchases and sales of various investment products, such as mutual funds, annuities, and life insurance.

The Company records transactions in securities and commission revenue and expenses on a trade-date basis. Dividends and dividends on securities sold, not yet purchased are accrued on the ex-dividend date.

No provision for federal and state income taxes has been made for the Company since, as a sole member limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on his individual tax return.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2021, 2022 and 2023.

FASB ASC 820, *Fair Value Measurement* has no material effect on this financial statement.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

2. DUE FROM BROKER

The clearing and depository operations for the Company's security transactions are provided by one broker. At December 31, 2023, all amounts due to and due from broker are reflected in the statement of financial condition are with this broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company unless the clearing broker fails to perform their fiduciary duties.

As of December 31, 2023, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

3. RELATED PARTY TRANSACTIONS

The Company conducts security transactions for an affiliated investment partnership, the Davis Strategic Growth Fund, LP and for an affiliated investment advisor, Davis Capital Advisors, LLC. During the year ended December 31, 2023, the Company earned commission income of $19,700 from the affiliated partnership and $30,427 from the affiliated investment advisor.

Pursuant to an expense sharing agreement, the Company reimburses an affiliated entity, Davis Management, LLC for rent and occupancy expense. Included in rent expense in the statement of operations is $6,568 charged by this affiliate for the year ended December 31, 2023.

At December 31, 2023, the receivable from Davis Capital Advisors LLC was in the amount of $6,303 and a payable to Davis Management LLC in the amount of $226. Each of the affiliate balances are included in due from related parties and due to related parties consecutively.

4. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2023 or during the year then ended.

5. GUARANTEES

The Company has issued no guarantees effective at December 31, 2023 or during the year then ended.

6. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2023, the Company had not entered into any subordinated loan agreements.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2023, the Company had net capital of $24,374 which exceeded the minimum requirement of $5,000 by $19,374. The Company's ratio of aggregate indebtedness to net capital was 1.11 to 1.

8. SUBSEQUENT EVENTS

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm Report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

DAVIS SECURITIES LLC

DECEMBER 31, 2023

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

CREDITS		
Member's equity	$	41,715
DEBITS		
Non-Allowable Assets		17,341
Other-Capital Charge		0
NET CAPITAL		24,374
Minimum net capital requirement		5,000
EXCESS NET CAPITAL	$	19,374
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities	$	27,529

Ratio of aggregate indebtedness to net capital 1.13 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited as of December 31, 2023 Form X - 17a - 5 Part IIA

See Report of Independent Registered Public Accounting Firm

DAVIS SECURITIES LLC

DECEMBER 31, 2023

Computation for Determination of Reserve Requirements for Broker Dealers Under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission

---

Computation for Determination of Reserve Requirements Under Rule 15c3-3

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3(k)(2)(ii). Accordingly, there are no items to report under the requirements of this Rule.

Information for Possession or Control Requirements Under Rule 15c3-3

The Company does not effect transactions for anyone defined as a customer und Accordingly, there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Members of Davis Securities, LLC.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) Davis Securities, LLC claimed an exemption from § 240.15c3-3 under the provisions of § 240.15c3-3 (k)(2)(ii) and (2) Davis Securities, LLC stated that Davis Securities, LLC met the identified exemption provisions without exception throughout the most recent fiscal year.

Davis Securities, LLC also filed its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Davis Securities, LLC limits its business activities exclusively to direct subscription-way sale of mutual funds and variable annuities, and Davis Securities, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Davis Securities, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Davis Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Davis Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
April 15, 2024

December 31, 2023

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Davis Securities LLC, is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-S(d)(l) and (4). To the best of its knowledge and belief Broker Dealer states the following:

Broker-Dealer claimed an exemption under provision 17 C.F. R. section 240. 15c3- 3 (k)(2)(ii) as the company is a non -carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

Broker-Dealer claimed an exemption as a Non-Covered Firm for its direct subscription-way sale of mutual funds and variable annuities. The Broker-Dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Broker-Dealer met the identified provision throughout the most recent fiscal year without exceptions.

Thank You,

Eric Davis
CEO/ Managing Member